----------------------------
             UNITED STATES                                  OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549
                                                    ----------------------------
                                                    OMB Number:  3235-0145
                                                    Expires:  December 31, 1997
                                                    Estimated average burden
                                                    hours per response....14.90
                                                    ----------------------------


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          New Horizon Kids Quest, Inc.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                                   645511 10 6
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








SEC 1745 (2-95)                 Page 1 of 6 pages

----------------------------------                        ----------------------
CUSIP No. 645511 10 6                     13G                  Page 2 of 6 Pages
          -----------
----------------------------------                        ----------------------


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jay L. Bennett
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------



               NUMBER OF
                SHARES
             BENEFICIALLY     5          SOLE VOTING POWER
               OWNED BY
                 EACH                    320,700
               REPORTING
                PERSON
                 WITH

                             ---------------------------------------------------
                              6          SHARED VOTING POWER

                                         0
                             ---------------------------------------------------
                              7          SOLE DISPOSITIVE POWER

                                         320,700
                             ---------------------------------------------------
                              8          SHARED DISPOSITIVE POWER

                                         0
-------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           320,700
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           X
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.7%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 6 pages

Item 1.

         (a)      Name of Issuer:

                  New Horizon Kids Quest, Inc.

         (b)      Address of Issuer's Principal Executive Office:

                  13705 First Avenue North
                  Plymouth, MN 55441

Item 2.

         (a)      Name of Person Filing:

                  Jay L. Bennett

         (b)      Address of Principal Business Office:

                  701 Fourth Avenue South, Suite 700
                  Minneapolis, MN 55415

         (c)      Citizenship:

                  U.S.A.

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP Number:

                  645511 10 6

Item 3.           Not Applicable.

Item 4.           Ownership

         (a)      Amount beneficially owned as of December 31, 1997:

                  320,700

                  The number of shares beneficially owned includes (i) 310,700 held directly, and (ii) 10,000 which Mr. Bennett has the right to acquire pursuant to the exercise of stock options under the New Horizon Kids Quest, Inc. 1995 Directors' Stock Option Plan.

         (b)      Percent of Class:

                  9.7%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)               sole power to vote or direct the vote:

                                    320,700

                  (ii) shared power to vote or direct the vote:

                                    0

                  (iii)             sole power to dispose or direct the
                                    disposition of:

                                    320,700

                  (iv) shared power to dispose or to direct the disposition of:

                                    0

Item 5.           Not Applicable.

Item 6.           Not Applicable.

Item 7.           Not Applicable.

Item 8.           Not Applicable.

Item 9.           Not Applicable.

Item 10.          Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 6, 1998




                                          By: /s/ Jay L. Bennett
                                                  Jay L. Bennett

                                   EXHIBIT A

                           To Form 13G (Individuals)

The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."

Record Owner's Relationship               Record Owner's        Number
to Reporting Person                       Type of Ownership     of Shares
---------------------------               -----------------     ---------

Reporting person's children               Indirect              9,000 shares

New Horizon Enterprises, Inc.,            Indirect              Option to
a corporation, of which the reporting                           purchase
person is a director and shareholder                            100,000 shares

These shares are not reported in Item 4(a) and are noted here for information only.